Exhibit (a)(5)(D)

Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
	(732) 642-6608 (M)	(732) 668-3735 (M)

Investor Contacts:	Louise Mehrotra	Stan Panasewicz
	(732) 524-6491	(732) 524-2524

FOR IMMEDIATE RELEASE

Johnson & Johnson Announces Receipt of Israeli Antitrust
Approval for Acquisition of Omrix

New Brunswick, N.J. (Dec. 11, 2008) -- Johnson & Johnson (NYSE: JNJ) today announced that the Israeli General Director of the Antitrust Authority has approved Johnson & Johnson’s proposed acquisition of Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI), under the Restrictive Trade Practices Law 5748-1988 of Israel.

Johnson & Johnson announced its intention to acquire Omrix on November 24, 2008.  It commenced, through a new wholly-owned subsidiary, Binder Merger Sub, Inc., a cash tender offer on November 25, 2008, to purchase all outstanding shares of common stock of Omrix for $25.00 per share, less any required withholding taxes.

The approval, which was dated December 10, 2008, satisfies one of the conditions to the tender offer, which is set to expire at 12:00 midnight on December 23, 2008.  The tender offer is also conditioned on the tender of a majority of the outstanding shares of Omrix’s common stock on a fully diluted basis, the approval by the Investment Center of Israel of the proposed acquisition and the satisfaction of other customary closing conditions.

About Johnson & Johnson

Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Omrix Biopharmaceuticals, Inc.  Johnson & Johnson and Binder Merger Sub, Inc. have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Omrix stockholders.  Omrix has filed with the SEC, and has mailed to Omrix stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Omrix are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (888) 679-2897. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

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